Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel. +47-2254 4000 E-mail: info@orkla.no

ORK- The Board of directors' proposals to Orkla's AGM

The Ordinary Annual General Meeting of Orkla ASA will be held at Gamle Logen, Oslo, Thursday 24 April 2008 at 3.00 p.m.

The Board of Directors have in a meeting 13 Feb 2008 decided to propose the following resolutions to Orkla's General Meeting:

1)
The Board of Directors proposes a ordinary share dividend for 2007 of NOK 2.25 per share, up from NOK 2.00 in 2006.
The shares will be quoted exclusive of the dividend on 25 April 2008.
Subject to the decision of the General Meeting regarding the share dividend, the dividend will be paid on 7 May 2008 to shareholders of record as of the date of the Ordinary General Meeting.

2)
The Board of Directors proposes to the General Meeting of Orkla ASA to reduce share capital by NOK 9,375,000 from NOK 1,295,538,712.50 to NOK 1,286,163,712.50 by redeeming (amortising) 7,500,000 shares owned by Orkla ASA. The number of shares in the company will be reduced from 1,036,430,970 to 1,028,930,970. The amount by which the share capital is reduced will be used to cancel the company's own shares.

3)
The Board of Directors proposes to the General Meeting of Orkla ASA to give the Board of Directors authorisation to increase share capital through the subscription of new shares with an aggregate nominal value of up to NOK 90,000,000, divided between maximum of 72,000,000 shares, each with a nominal value of NOK 1.25. The authorisation may be used for one of more share issues.

Orkla ASA,
Oslo 14 February 2008

Contact Orkla Investor Relations:
Rune Helland, SVP Investor Relations, Tel: +472254 4411
Siv Merethe S. Brekke, VP Investor Relations, Tel.: +472254 4455

END